

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 31, 2017

Davidi Jonas
Chief Executive Officer
Straight Path Communications Inc.
5300 Hickory Park Drive, Suite 218
Glen Allen, VA 23059

> **Re:** **Straight Path Communications Inc.**
> **Registration Statement on Form S-3**
> **Filed January 23, 2017**
> **File No. 333-215660**

Dear Mr. Jonas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Dov Schwell, Esq.
      Ely Kronenberg, Esq.
      Schwell Wimpfheimer & Associates